UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For October 30, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ---------------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  October 30, 2003

Calgary, Alberta, Canada - October 30, 2003


                    PRECISION DRILLING CORPORATION ANNOUNCES
                          STRONG THIRD QUARTER RESULTS


HIGHLIGHTS

CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)

                                                   THREE MONTHS ENDED                       NINE MONTHS ENDED
                                                     SEPTEMBER 30,                            SEPTEMBER 30,
                                                                            %                                         %
                                                  2003          2002     Change            2003          2002     Change
------------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS

Revenue                                       $468,097     $ 363,669       28.7      $1,424,331    $1,226,600       16.1

Operating earnings (1)                          63,174        20,371      210.1         189,331       134,547       40.7

Earnings from continuing operations             37,772        10,459      261.1         116,022        76,927       50.8


Net earnings                                    37,772        12,246      208.4         133,531        82,402       62.0

Diluted earnings per share:

   From continuing operations                     0.68          0.19      257.9            2.10          1.41       48.9

   After discontinued operations                  0.68          0.22      209.1            2.42          1.51       60.3


Funds provided by continuing operations         93,260        22,872      307.7         244,720       146,870       66.6
------------------------------------------------------------------------------------------------------------------------


Precision Drilling Corporation ("Precision" or the "Corporation") today reports earnings per share from continuing operations for the three months ended September 30, 2003 of $0.68 compared to $0.19 in the same quarter of 2002. Included in earnings from continuing operations are costs of $816 ($0.01 per share) associated with business rationalization initiatives. For the nine month period ended September 30, 2003, earnings per share from continuing operations was $2.10 compared to $1.41 for the same period in 2002 while gains on disposal of discontinued operations resulted in further earnings per share of $0.32 for a total of $2.42 per share for the nine month period ended September 30, 2003.

Revenue of $468.1 million for the quarter increased by $104.4 million or 29% over the same period in the prior year. The majority of this increase came from the Corporation's Canadian operations. Activity levels in Canada were strong in all of the Corporation's business segments. Revenue from the Canadian Contract Drilling operation was up 53% while Technology Services Canadian operations revenue was up by 44%.

Contract Drilling revenue increased by 47% in the third quarter compared to the same quarter last year. For the nine month period, revenue has increased 21% from the prior year.

In Canada, the drilling rig fleet achieved 10,848 operating days for a 52% utilization in the quarter compared to 6,944 operating days and a 34% utilization in the comparable quarter of the prior year. The increase in rig operating days of 56% for the quarter and 33% for the nine-month period follows overall industry activity. The activity levels for the third quarter were up on the prior year due to near perfect weather in July and August, improved commodity pricing resulting in higher industry activity and the backlog of work created by unfavorable weather in the second quarter. Average day rates increased as a result of increased demand and strong pricing on the spot market. Day rates in Canada are expected to improve as anticipated activity reaches near record levels. In the fourth quarter the Corporation will be adding two Super Single Lights(TM), bringing the total rig fleet in Canada to 226.

The service rig fleet generated 110,447 operating hours in the third quarter, up 19% from the same quarter last year. Average hourly rates have increased 3% from the third quarter of 2002. As at September 30, 2003 the Corporation was operating 239 service rigs, down 3 from the same period in the prior year as two units were deregistered and one unit was involved in an incident that has made it inoperable. Activity levels in well servicing were up on the comparable quarter last year due to ideal weather conditions, increased drilling activity and strong commodity pricing, heavy oil in particular.

During the quarter the Corporation experienced an increase in international drilling activity as the number of days increased over the same quarter in 2002 by 41% to 972 days. The increase in rig operating days was the result of increased drilling activity in Latin America, as Venezuela recovers from the effects of a general strike, and a one rig project in Asia Pacific. The Corporation has entered into a second rig contract in Asia Pacific and is mobilizing another rig to the Middle East. These rig deployments, together with the increase in rigs working on the Mexico integrated services contract from 7 to 10, will bring the total drilling rigs working internationally to 19 and should result in growth for international Contract Drilling.

In the quarter, revenue for Technology Services was 19% higher than the comparable quarter of 2002. The most significant increase was realized in the Canadian region where revenue increased $23.5 million (a 44% increase over 2002) due to increased activity. Other areas with significant growth in revenue were Mexico, with the expansion in growth outside of the integrated services contract, and the Middle East, where the Corporation has been successful in adding new contracts over the past 12 months. Revenue for the quarter was contributed from Canada at 40% (2002 - 36%), US 24% (2002- 24%) and International 36% (2002 - 40%).

Operating earnings as a percentage of revenue improved significantly from a loss of 5% in the third quarter of 2002 to slightly better than break even. Depreciation expense increased as a result of asset write downs, increased capital assets and a gain on disposal of capital assets in 2002 of $4.1 million compared to a gain on disposal in 2003 of $1.5 million. Total capital expenditures in the Technology Services segment in the last twelve months have been $216.6 million.

As noted in the second quarter, the business plan for Technology Services is being reviewed. This process will be completed early in the fourth quarter and will result in the identification of core and non core product lines. These conclusions will guide future capital spending and divestiture decisions and will form the basis for assessing the carrying value of the Corporation's investment in Technology Services or components thereof.

The tool build for Technology Services continues and tool deployment proceeds on a strategic basis. Future investment is being directed to increasing available tool sizes and expanding concurrent job capability.

The Rental and Production segment experienced an increase in revenue of 5% over the prior year to $48.9 million. The segment's rental division realized higher revenues due to increased rental days and a modest increase in revenue per rental day driven by activity levels in Canada. During the quarter the Corporation combined its 3 separate rental operations to form one business unit in order to improve upon customer convenience and streamline operations.



(1)      NON-GAAP MEASURE

OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE CORPORATION'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, OPERATING EARNINGS MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.


CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE, INCLUDING STATEMENTS WHICH ARE RELATED TO IMPROVEMENT IN DAY RATES IN CANADA, GROWTH IN INTERNATIONAL CONTRACT DRILLING AND FUTURE INVESTMENTS AND DRILLING ACTIVITY AND WHICH MAY CONTAIN WORDS SUCH AS "ANTICIPATE", "COULD", "SHOULD", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL AND GAS AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                              THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                SEPTEMBER 30,                         SEPTEMBER 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS
(UNAUDITED)                                                  2003               2002               2003              2002
--------------------------------------------------------------------------------------------------------------------------
Revenue                                              $    468,097      $     363,669       $  1,424,331     $   1,226,600

Expenses:
    Operating                                             311,931            264,439            966,441           844,742
    General and administrative                             38,331             38,211            106,991           116,085
    Depreciation and amortization                          43,686             31,797            132,213           102,293
    Research and engineering                               13,309              8,990             30,954            25,278
    Foreign exchange                                       (2,334)              (139)            (1,599)            3,655
    ----------------------------------------------------------------------------------------------------------------------
                                                          404,923            343,298          1,235,000         1,092,053
--------------------------------------------------------------------------------------------------------------------------

Operating earnings                                         63,174             20,371            189,331           134,547

Interest                                                    8,545              8,722             26,945            26,182
Dividend income                                                --                 --                 --               (39)
Gain on disposal of investments                            (1,862)            (1,000)            (3,026)           (1,000)
--------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes, non-controlling
      interest and discontinued operations                 56,491             12,649            165,412           109,404
Income taxes:
    Current                                                 5,028             23,696             37,945            64,362
    Future                                                 13,417            (21,825)            10,605           (32,943)
    ----------------------------------------------------------------------------------------------------------------------
                                                           18,445              1,871             48,550            31,419
==========================================================================================================================

Earnings before non-controlling interest and
     discontinued operations                               38,046             10,778            116,862            77,985
Non-controlling interest                                      274                319                840             1,058
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                        37,772             10,459            116,022            76,927
Gain on disposal of discontinued operations                    --                 --             17,460                --
Discontinued operations, net of tax                            --              1,787                 49             5,475
==========================================================================================================================

Net earnings                                               37,772             12,246            133,531            82,402
Retained earnings, beginning of period                    715,843            598,975            620,084           528,819
--------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                     $    753,615      $     611,221     $      753,615     $     611,221
==========================================================================================================================

Earnings per share from continuing operations:
    Basic                                            $       0.69      $        0.19     $         2.14     $        1.44
    Diluted                                          $       0.68      $        0.19     $         2.10     $        1.41
==========================================================================================================================
Earnings per share:
    Basic                                            $       0.69      $        0.23     $         2.46     $        1.54
    Diluted                                          $       0.68      $        0.22     $         2.42     $        1.51
==========================================================================================================================

Common shares outstanding (000's)                          54,639             53,944             54,639            53,944
Weighted average shares outstanding (000's)                54,514             53,923             54,334            53,599
Diluted shares outstanding (000's)                         55,334             54,871             55,226            54,717

CONSOLIDATED BALANCE SHEETS

                                                                                 SEPTEMBER 30,          December 31,
CDN $000's                                                                           2003                  2002
--------------------------------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
ASSETS

Current assets:
    Cash                                                                    $          18,270      $         17,315
    Accounts receivable                                                               512,480               443,799
    Income taxes recoverable                                                            7,145                 7,804
    Inventory                                                                         111,972               132,909
    ----------------------------------------------------------------------------------------------------------------
                                                                                      649,867               601,827

Property, plant and equipment, net of accumulated depreciation                      1,595,593             1,521,444
Intangibles, net of accumulated amortization                                           67,579                72,380
Goodwill                                                                              537,692               546,921
Other assets                                                                            8,959                17,443
--------------------------------------------------------------------------------------------------------------------
                                                                            $       2,859,690      $      2,760,015
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                       $         135,778      $         95,321
    Accounts payable and accrued liabilities                                          248,543               268,568
    Current portion of long-term debt                                                  18,572                27,682
    ----------------------------------------------------------------------------------------------------------------
                                                                                      402,893               391,571

Long-term debt                                                                        446,372               514,878
Future income taxes                                                                   324,771               318,547
Non-controlling interest                                                                2,859                 2,019

Shareholders' equity:
    Share capital                                                                     929,180               912,916
    Retained earnings                                                                 753,615               620,084
    ----------------------------------------------------------------------------------------------------------------
                                                                                    1,682,795             1,533,000

--------------------------------------------------------------------------------------------------------------------
                                                                            $       2,859,690      $      2,760,015
====================================================================================================================

Common shares outstanding (000's)                                                      54,639                54,067
Common share purchase options outstanding (000's)                                       3,542                 4,119

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                 SEPTEMBER 30,                       SEPTEMBER 30,

CDN $000'S (UNAUDITED)                                        2003              2002              2003              2002
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations               $     37,772     $      10,459      $    116,022     $      76,927
    Items not affecting cash:
       Depreciation and amortization                        43,686            31,797           132,213           102,293
       Gain on disposal of investments                      (1,862)           (1,000)           (3,026)           (1,000)
       Future income taxes                                  13,417           (21,825)           10,605           (32,943)
       Non-controlling interest                                274               319               840             1,058
       Amortization of deferred financing costs                321               323               965               971
       Unrealized foreign exchange (gain) loss on
          long-term debt                                      (348)            2,799           (12,899)             (436)
       ------------------------------------------------------------------------------------------------------------------

    Funds provided by continuing operations                 93,260            22,872           244,720           146,870
    Changes in non-cash working capital balances           (84,386)          (11,465)          (85,483)           16,785
-------------------------------------------------------------------------------------------------------------------------
                                                             8,874            11,407           159,237           163,655
-------------------------------------------------------------------------------------------------------------------------

Discontinued operations:
    Earnings from discontinued operations                       --             1,787            17,509             5,475
    Items not affecting cash:
       Gain on disposal of discontinued operations              --                --           (17,460)               --
       Depreciation and amortization                            --               631               133             1,806
       Future income taxes                                      --               200                --               569
       ------------------------------------------------------------------------------------------------------------------
Funds provided by discontinued operations                       --             2,618               182             7,850
-------------------------------------------------------------------------------------------------------------------------

Investments:
    Business acquisitions                                       --            (3,050)           (6,800)           (3,050)
    Purchase of property, plant and equipment              (69,049)          (59,971)         (237,432)         (166,363)
    Purchase of intangibles                                     --               (63)               (6)           (2,149)
    Proceeds on sale of property, plant and                  5,500             8,386            16,646            25,688
       equipment
    Proceeds on disposal of investments                      2,960             1,872            10,580             1,872
    Proceeds on disposal of discontinued operations             --                --            67,274                --
    Investments                                                 144               --              (730)             (147)
    ---------------------------------------------------------------------------------------------------------------------
                                                           (60,445)          (52,826)         (150,468)         (144,149)
-------------------------------------------------------------------------------------------------------------------------

Financing:
    Increase in long-term debt                              35,980            24,507            80,940            34,626
    Repayment of long-term debt                             (4,486)           (5,994)         (145,657)          (92,439)
    Issuance of common shares on exercise of options         6,115             1,826            16,264            21,851
    Change in bank indebtedness                             21,275            15,360            40,457            19,491
    --------------------------------------------------------------------------------------------------------------------
                                                            58,884            35,699            (7,996)          (16,471)
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  7,313            (3,102)              955            10,885
Cash, beginning of period                                   10,957            27,218            17,315            13,231
-------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                   $     18,270     $      24,116      $     18,270     $      24,116
=========================================================================================================================

SEGMENT INFORMATION

CDN $000's (unaudited)                       Contract       Technology      Rental and        Corporate
Three months ended September 30,             Drilling         Services      Production        and Other          Total
-----------------------------------------------------------------------------------------------------------------------
2003
Revenue                                 $     227,490  $       191,748  $       48,859  $            --  $     468,097
Operating earnings (loss)                      62,236              713           9,247           (9,022)        63,174
Research and engineering                           --           13,309              --               --         13,309
Depreciation and amortization                  19,961           19,455           3,072            1,198         43,686
Total assets                                1,342,054        1,260,539         174,117           82,980      2,859,690
Goodwill                                      257,531          251,589          28,572               --        537,692
Capital expenditures                           32,798           27,609           2,269            6,373         69,049
-----------------------------------------------------------------------------------------------------------------------

2002
Revenue                                 $     154,457  $       161,569  $       46,384  $         1,259  $     363,669
Operating earnings (loss)                      27,327           (7,840)          6,582           (5,698)        20,371
Research and engineering                           --            8,990              --               --          8,990
Depreciation and amortization                  14,397           13,028           3,268            1,104         31,797
Total assets                                1,279,871        1,084,803         236,983           71,945      2,673,602
Goodwill                                      257,531          250,045          37,801               --        545,377
Capital expenditures*                          10,530           44,307           3,237            1,960         60,034
-----------------------------------------------------------------------------------------------------------------------


CDN $000's (unaudited)                       Contract       Technology      Rental and        Corporate
Nine months ended September 30,              Drilling         Services      Production        and Other          Total
-----------------------------------------------------------------------------------------------------------------------
2003
Revenue                                 $     701,884  $       560,135  $      162,312  $            --  $   1,424,331
Operating earnings (loss)                     186,551           (5,772)         31,857          (23,305)       189,331
Research and engineering                           --           30,954              --               --         30,954
Depreciation and amortization                  58,234           61,048           9,364            3,567        132,213
Total assets                                1,342,054        1,260,539         174,117           82,980      2,859,690
Goodwill                                      257,531          251,589          28,572               --        537,692
Capital expenditures*                          62,794          148,817           9,463           16,364        237,438
-----------------------------------------------------------------------------------------------------------------------

2002
Revenue                                 $     581,137  $       494,756  $      149,448  $         1,259  $   1,226,600
Operating earnings (loss)                     145,188          (15,782)         26,055          (20,914)       134,547
Research and engineering                           --           25,278              --               --         25,278
Depreciation and amortization                  46,427           42,704           9,932            3,230        102,293
Total assets                                1,279,871        1,084,803         236,983           71,945      2,673,602
Goodwill                                      257,531          250,045          37,801               --        545,377
Capital expenditures*                          29,534          121,329          14,947            2,702        168,512
-----------------------------------------------------------------------------------------------------------------------

*   EXCLUDES BUSINESS ACQUISITIONS

CANADIAN DRILLING OPERATING STATISTICS

                                                                      NINE MONTHS ENDED SEPTEMBER 30,
                                                                 2003                                2002
                                                ----------------------------------------------------------------------
                                                                           Market                              Market
                                                 Precision   Industry*    Share %   Precision    Industry*    Share %
                                                ----------------------------------------------------------------------
Number of drilling rigs                                224         654       34.3         223          642       34.7
Number of operating days (spud to release)          31,094      91,830       33.9      23,379       67,602       34.6
Wells drilled                                        6,128      15,137       40.5       4,497       10,835       41.5
Average days per well                                  5.1         6.1                    5.2          6.2
Metres drilled (000's)                               6,265      15,899       39.4       4,508       11,453       39.4
Average metres/day                                     201         173                    193          169
Average metres/well                                  1,022       1,050                  1,002        1,057
Rig utilization rate (%)                              50.6        51.7                   38.2         38.5

*   Excludes non-CAODC rigs.


A conference call to review the third quarter 2003 results has been scheduled for 12:00 noon MST on Thursday, October 30, 2003. The conference call dial-in number is 1-800-814-4853.

A live webcast will be accessible at www.precisiondrilling.com by selecting Investor Relations.

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.